Exhibit 99.1

FF301 Page 1 of 8 v 1.0.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 March 2023 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Tuya Inc. (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability) Date Submitted: 04 April 2023 I. Movements in Authorised / Registered Share Capital 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 1) Yes Stock code 02391 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 800,000,000 USD 0.00005 USD 40,000 Increase / decrease (-) 0 USD Balance at close of the month 800,000,000 USD 0.00005 USD 40,000 2. Type of shares WVR ordinary shares Class of shares Class B Listed on SEHK (Note 1) No Stock code 02391 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 200,000,000 USD 0.00005 USD 10,000 Increase / decrease (-) 0 USD Balance at close of the month 200,000,000 USD 0.00005 USD 10,000 Total authorised/registered share capital at the end of the month: USD 50,000

FF301 Page 2 of 8 v 1.0.1 Opening and closing balances of Class A ordinary shares shown above include 21,768,289 and 20,415,949 Class A ordinary shares which are already issued and registered in the name of our depositary bank which are used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan, respectively. II. Movements in Issued Shares 1. Type of shares WVR ordinary shares Class of shares Class A Listed on SEHK (Note 1) Yes Stock code 02391 Description Balance at close of preceding month 499,146,560 Increase / decrease (-) 6,246,833 Balance at close of the month 505,393,393 2. Type of shares WVR ordinary shares Class of shares Class B Listed on SEHK (Note 1) No Stock code 02391 Description Balance at close of preceding month 79,400,000 Increase / decrease (-) -9,000,000 Balance at close of the month 70,400,000 Remarks:

FF301 Page 3 of 8 v 1.0.1 III. Details of Movements in Issued Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Type of shares issuable WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02391 Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month No. of new shares of issuer issued during the month pursuant thereto (A) No. of new shares of issuer which may be issued pursuant thereto as at close of the month The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month 1). 2015 Equity Incentive Plan (adopted in December 2014 and amended in June 2022, as amended from time to time) 55,945,963 Lapsed -118,750 54,664,873 0 54,664,873 49,914,656 Others -1,162,340 General Meeting approval date (if applicable) Total A (WVR ordinary shares Class A): 0 Total funds raised during the month from exercise of options: USD 231,521.6 Remarks: (B). Warrants to Issue Shares of the Issuer which are to be Listed Not applicable (C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable 1) Others: -1,162,340 refers to 1,162,340 options being exercised. The exercise of 1,162,340 options was settled using the Class A ordinary shares already issued and registered in the name of our depositary bank which are used to satisfy any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan.

FF301 Page 4 of 8 v 1.0.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) 1. Type of shares issuable WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1) Yes Stock code of shares issuable (if listed on SEHK) (Note 1) 02391 Description General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (D) No. of new shares of issuer which may be issued pursuant thereto as at close of the month 1). 2015 Equity Incentive Plan - Restricted Share Units (adopted in December 2014 and amended in June 2022, as amended from time to time) 0 10,407,375 2). 2015 Equity Incentive Plan - Restricted Shares (adopted in December 2014 and amended in June 2022, as amended from time to time) 0 0 Total D (WVR ordinary shares Class A): 0 Remarks: (E). Other Movements in Issued Share 1. Type of shares issuable (Note 5 and 6) WVR ordinary shares Class of shares Class A Shares issuable to be listed on SEHK (Note 1, 5 and 6) Yes Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6) 02391 Type of Issue At price (if applicable) Issue and allotment date (Note 5 and 6) General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (E) No. of new shares of issuer which may be issued pursuant thereto as at close of the Currency Amount month 1). Repurchase of shares 28 March 2023 01 November 2022 -2,753,167 2). Repurchase of shares 01 November 2022 -620,507 3). Other (Please specify) 28 March 2023 9,000,000 Conversion of Class B ordinary shares to Class A ordinary shares As of March 31, 2023, the restricted share units which entitle the holders to 10,407,375 Class A ordinary shares of the issuer upon vesting, have been granted under the 2015 Equity Incentive Plan. 26,000 restricted share units were granted under the 2015 Equity Incentive Plan during the month, which will be settled using the Class A ordinary shares already issued and registered in the name of depository bank for satisfying any future exercise or vesting of awards granted under the 2015 Equity Incentive Plan. 190,000 restricted share units under the 2015 Equity Incentive Plan were vested during the month and settled using the Class A ordinary shares already issued and registered in the name of depositary bank. 125,500 restricted share units granted under the 2015 Equity Incentive Plan were lapsed during the month.

FF301 Page 5 of 8 v 1.0.1 Total increase / decrease (-) in WVR ordinary shares Class A during the month (i.e. Total of A to E) 6,246,833 Total increase / decrease (-) in Ordinary shares Class B during the month (i.e. Total of A to E) -9,000,000 2. Type of shares issuable (Note 5 and 6) Ordinary shares Class of shares Class B Shares issuable to be listed on SEHK (Note 1, 5 and 6) No Stock code of shares issuable (if listed on SEHK) (Note 1, 5 and 6) 02391 Type of Issue At price (if applicable) Issue and allotment date (Note 5 and 6) General Meeting approval date (if applicable) No. of new shares of issuer issued during the month pursuant thereto (E) No. of new shares of issuer which may be issued pursuant thereto as at close of the Currency Amount month 1). Other (Please specify) 28 March 2023 -9,000,000 Conversion of Class B ordinary shares to Class A ordinary shares Total E (WVR ordinary shares Class A): 6,246,833 Total E (Ordinary shares Class B): -9,000,000 Remarks: Class A: 1) 2,726,767 Class A ordinary shares represented by ADSs (previously repurchased on New York Stock Exchange on November 11, 14, 16 to 18, 21 to 23, 25 and 28 to 30, 2022 and December 2, 5 to 9, 12 to 16, 19 to 21, 23, 28 and 30, 2022) and 26,400 Class A ordinary shares (previously repurchased on SEHK on December 20 to 22, and 28 to 30, 2022) were cancelled on March 28, 2023. Class A: 2) Repurchase of a total of 620,507 Class A ordinary shares represented by ADSs were made on March 3, 6 to 10 and 13, 2023 on New York Stock Exchange but such shares are not yet cancelled as at March 31, 2023. Class A: 3) & Class B: 1) Subsequent to the cancellation of the repurchased of 2,753,167 Class A ordinary shares on March 28, 2023, 9,000,000 Class B ordinary shares were converted to Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules.

FF301 Page 6 of 8 v 1.0.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 7 of 8 v 1.0.1 V. Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 3); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Chai Xiaolang Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer) Notes 1. SEHK refers to Stock Exchange of Hong Kong. 2. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

FF301 Page 8 of 8 v 1.0.1 3. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 4. If there is insufficient space, please submit additional document. 5. In the context of repurchase of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and ． “type of shares issuable” should be construed as “type of shares repurchased”; and ． “issue and allotment date” should be construed as “cancellation date” 6. In the context of redemption of shares: ． “shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and ． “stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and ． “type of shares issuable” should be construed as “type of shares redeemed”; and ． “issue and allotment date” should be construed as “redemption date” ．